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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-
41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009__ AND ENDING __12/31/2009__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEACHTREE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   3060 PEACHTREE ROAD N.W. STE 1830
   _____
                              (No. and Street)

ATLANTA   GA   30305
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   STEVEN R. HARLESS, CFO
   _____
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   RUBIO, CPA, PC
   _____
                      (Name — if individual, state last, first, middle name)

2120 POWERS FERRY ROAD, STE 350 ATLANTA GA 30339
   (Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, STEVEN R. HARLESS , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEACHTREE CAPITAL CORPORATION , as of DECEMBER 31 , 19 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2009

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Peachtree Capital Corporation

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended which are to be filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, and IV and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 29, 2010

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets

Cash	$	100,810
Money market deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		22,248
Other trade receivables		20,702
Prepaid expenses		8,098
Total assets	**$**	**201,858**

Liabilities and Stockholders' Equity

Liabilities:

Accrued payroll and payroll taxes	$	18,788
Total liabilities		18,788

Stockholders' Equity:

Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	16,925
Retained earnings	165,145
Total stockholders' equity	183,070
Total liabilities and stockholders' equity	**$ 201,858**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2009

Revenues:	
Gross commissions from brokerage services	$ 786,165
Investment advisory fees	175,663
Insurance commissions	48,319
Total revenues	**1,010,147**
Expenses:	
Employee compensation and fringe benefits	406,736
Clearing fees and expenses	80,886
Regulatory fees and expenses	13,727
Telephone and communications	14,436
Quotation and research services	4,812
Insurance expenses	16,346
Office rent	184,282
Other administrative expenses	43,952
Total expenses	**765,177**
Net Income	**$ 244,970**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2009

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2008	1,000	$ 1,000	$16,925	$82,675	$100,600
Net Income				244,970	244,970
Distributions to stockholders				(162,500)	(162,500)
Balance at December 31, 2009	1,000	$ 1,000	$ 16,925	$165,145	$183,070

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 244,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivables	4,143
Decrease in prepaid expenses	196
Decrease in accrued liabilities	(1,461)
Net cash provided by operating activities	247,848
Cash flows from financing activities:	
Distributions to stockholders	(162,500)
Net cash used by financing activities	(162,500)
Net increase in cash	85,348
Cash and cash equivalents:	
Beginning of year	65,462
End of year	**$ 150,810**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1.   Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash in its statement of cash flows. The Company maintains its cash balance at a high credit quality bank. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Accordingly, the Company's items of income, loss, deduction and credit pass through to, and are taken into account by its shareholders in computing their individual income taxes.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Securities Transactions- Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2.   Deposit with Clearing Broker-dealer:

At December 31, 2009 the Company had a money market deposit with its clearing broker-dealer in the amount of $50,000. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

3.   Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The Company paid approximately

$184,282 in 2009 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $174,972 which was $169,972 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.11 to 1.0.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2009

Net Capital:	
Total stockholders' equity qualified for net capital	$183,070
Non-allowable assets	(8,098)
Net Capital	$174,972
Aggregate Indebtedness	$18,788
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$169,972
Percentage of aggregate indebtedness to net capital	10.74%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2009)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2009

Note - The Company has no subordinated
debt.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Board of Directors
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likehood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 29, 2010

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Accountant's Report on Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Peachtree Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying amended Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed upon to by Peachtree Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peachtree Capital Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Peachtree Capital Corporation's management is responsible for the Peachtree Capital Corporation's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and for the payment made pursuant to SIPC-6 and the original Form SIPC-7T with a copy of the cancelled check supporting the payment with the SIPC-6 and to a copy of the check for the payment with the original Form SIPC-7T noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in the amended Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in amended form SIPC-7T with supporting audit working papers for revenues noting no
differences.

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and not intended to be and should not be used by anyone other than these specified parties.

Rubin CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 29, 2010

AMENDED

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Peachtree Capital Corporation
3060 Peachtree Rd, NW
Ste. 1830
Atlanta, GA 30305
SEC File. No. 8-41855
Firm ID No. 25590

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven R. Harless (404) 364-2100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 537

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (150)

   12/30/08
   Date Paid

   C. Less prior overpayment applied   (30)

   D. Assessment balance due or (overpayment)   357

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 357

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 357

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Peachtree Capital Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25th day of January, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending __12|31__, 20__09__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 786,435

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   570,783

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

__Interest and dividend income__   690

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   571,473

Total deductions $ 214,962

2d. SIPC Net Operating Revenues $ 537

2e. General Assessment @ .0025   (to page 1 but not less than $150 minimum)

2

PEACHTREE CAPITAL
CORPORATION
INVESTMENT SERVICES

The annual audited report for 2009 is herewith submitted

Edmond R Harless
Vice President